UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

    Canopy Growth Corporation

(Name of Issuer)

    Common Shares, no par value

(Title of Class of Securities)

    901164

(CUSIP Number)

Lloyd H. Spencer, Esq.

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, D.C. 20001

              (202) 585-8303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    November 1, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS CBG Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK; WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 244,245,453
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 244,245,453
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,245,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 901164

1	NAME OF REPORTING PERSONS Constellation Brands, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK; WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 272,560,805
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 272,560,805
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 272,560,805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.0%
14	TYPE OF REPORTING PERSON HC and CO

This Amendment is being filed by CBG Holdings LLC, a Delaware limited liability company (“CBG”), and Constellation Brands, Inc., a Delaware corporation (“Constellation”) pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment amends the Schedule 13D filed on July 17, 2018 by Greenstar Canada Investment Limited Partnership (“Greenstar LP”), Greenstar Canada Investment Corporation, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited and Constellation (the “Initial Schedule 13D”), as the Initial Schedule 13D was amended by Amendment No. 1 filed on August 16, 2018 (the “First Amendment” and, together with the Initial Schedule 13D, the “Schedule 13D”), by Greenstar LP, Greenstar Canada Investment Corporation, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, CBG, Constellation International Holdings Limited and Constellation (collectively, the “Reporting Persons”).

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The title and class of equity securities to which this Amendment No. 2 to Schedule 13D (this “Amendment”) relates is the Common Shares, no par value (the “Common Shares”), of Canopy Growth Corporation, a company organized and existing under the laws of Canada (the “Issuer” or “Canopy”). The principal executive offices of the Issuer are located at 1 Hershey Drive, Smith Falls, Ontario Canada, K7A 0A8.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby revised and supplemented with the following:

(a) – (c) The principal office address or business address of Greenstar LP and of Greenstar Canada Investment Corporation is 150 King Street West, Suite 200, Toronto, Ontario M5H 1J9.

Current information concerning the identity and background of each executive officer and director of CBG, Greenstar Canada Investment Corporation, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited and Constellation is set forth on Annex A (collectively, the “Covered Persons”), attached hereto and incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby revised and supplemented with the following:

The sources of the Purchase Price (as defined in Item 4 below) paid by Constellation and CBG for the Shares and the CBG Warrants consisted of the following:

•

the net proceeds from the sale of Constellation’s $650.0 million aggregate principal amount of Senior Floating Rate Notes due 2021, $500 million aggregate principal amount of 4.400% Senior Notes due 2025, $500.0 million aggregate principal amount of 4.650% Senior Notes due 2028, and $500.0 million aggregate principal amount of 5.250% Senior Notes due 2048 (collectively, the “Notes”);

•

$1,500.0 million in term loans consisting of a $500.0 million three-year term facility (the “Three-Year Term Facility”) and a $1,000.0 million five-year term facility (the “Five-Year Term Facility”) borrowed by Constellation; and

•	$240.0 million in proceeds of borrowings under Constellation’s commercial paper program.

The Notes were issued on October 29, 2018 under the indenture, dated as of April 17, 2012, as amended (the “Indenture”), and supplemental indentures thereto (the “Supplemental Indentures”), among Constellation, Manufacturers and Traders Trust Company, as trustee, and the guarantors named therein. On September 14, 2018, Constellation, Bank of America, N.A., as administrative agent and certain other lenders named therein entered into a Term Loan Credit Agreement (the “Term Credit Agreement”). The Three-Year Term Facility and the Five-Year Term Facility are provided under the Term Credit Agreement.

The above descriptions of the Indenture, Supplemental Indentures and the Term Credit Agreement are qualified in their entirety by the terms of the Indenture, Supplemental Indentures and the Term Credit Agreement which are filed as Exhibits 99.4 through 99.9 to this Amendment.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby revised and supplemented with the following:

On November 1, 2018 (the “Closing Date”), CBG and the Issuer completed the transactions contemplated in the Subscription Agreement, dated August 14, 2018 (the “Purchase Agreement”). Pursuant to the Purchase Agreement, CBG purchased 104,500,000 Common Shares (the “Shares”) and 139,745,453 Common Share purchase warrants (the “CBG Warrants”), of which 88,472,861 of the CBG Warrants (the “Tranche A Warrants”) have an exercise price of C$50.40 and are immediately exercisable at any time and from time to time, for a period of three years from the Closing Date, and 51,272,592 of the CBG Warrants (the “Tranche B Warrants”) have an exercise price based on the five-day volume weighted average trading price of the Common Shares on the TSX at the time of exercise and have a term of three years from the Closing Date. The Tranche B Warrants are immediately exercisable if and when all of the Tranche A Warrants have been exercised. CBG acquired the Shares at a price of C$48.60 per share or an aggregate purchase price of approximately C$5.1 billion, or approximately $4 billion (the “Purchase Price”). As a result of the purchase of the Shares by CBG, Constellation, on a consolidated basis, owns approximately 37% of the outstanding Common Shares of the Issuer.

As previously reported, Greenstar LP, an indirect wholly-owned subsidiary of Constellation, beneficially owns (i) 18,876,901 Common Shares and (ii) 18,876,901 Common Share purchase warrants (the “Greenstar Warrants” and, together with the CBG Warrants, the “Warrants”), of which 9,438,451 Greenstar Warrants are exercisable.

On November 1, 2018, Greenstar LP, CBG and the Issuer entered into an Amended and Restated Investor Rights Agreement (the “Investor Rights Agreement”). In accordance with the Investor Rights Agreement, the Board of Directors of the Issuer (the “Board”) was increased from five directors to seven directors, and, so long as CBG, Constellation and Greenstar LP (the “CBG Group”) continue to hold the Target Shares (as defined below), CBG will have the right to designate four nominees to the Board (the “CBG Nominees”). The Issuer’s shareholders approved a reconstituted Board comprised of Bruce Linton, John Bell, Peter Stringham, William Newlands, David Klein and Judy Schmeling. Under the Investor Rights Agreement, the size of the Board increased to seven members. CBG Nominee’s nominee Robert Hanson was appointed pursuant to the Investor Rights Agreement. If the CBG Group no longer holds the Target Shares, CBG will be entitled to designate a number of CBG Nominees that represents its proportionate share of the number of directors of the Board (rounded up to the next whole number) based on the CBG Group’s percentage ownership of the outstanding common shares, assuming the exercise or conversion of any convertible securities owned by the CBG Group. “Target Shares” means the number of common shares that satisfies two conditions: (i) 117,208,056 common shares; and (ii) the number of common shares and warrants that represents 28.2% of the outstanding common shares, assuming for purposes of the calculation the exercise or conversion of any convertible securities owned by the CBG Group.

The Investor Rights Agreement provides that so long as the CBG Group continues to hold at least the Target Shares, the Board will not: (i) propose or resolve to change the size of the Board, except where otherwise required by law, or with the consent of CBG; or (ii) present a slate of director nominees to the shareholders of the Issuer for election to the Board that is greater than or fewer than seven directors. The Investor Rights Agreement also provides CBG certain rights subject to certain conditions, including, among others, approval rights for certain transactions, pre-emptive rights, registration rights, and top-up rights. In addition, the Investor Rights Agreement provides that, subject to certain conditions, so long as the CBG Group continues to hold at least the Target Shares, the CBG Group will adhere to certain noncompetition restrictions including that: (y) the Issuer will be its exclusive strategic vehicle for cannabis products of any kind anywhere in the world; and (z) the Issuer will be presented exclusively all cannabis opportunities of the type more particularly described in the Investor Rights Agreement (the “Cannabis Opportunities”).

Further, the CBG Group agreed, for a limited period of time, to certain post-termination, non-competition restrictions, which include not pursuing any other Cannabis Opportunities and not directly or indirectly participating in a competing business of the Issuer anywhere in the world.

The Investor Rights Agreement will terminate if the CBG Group ceases to own at least 33,000,000 common shares (or earlier upon the occurrence of certain other events more particularly described in the Investor Rights Agreement).

The above descriptions of the Purchase Agreement and the Investor Rights Agreement are qualified in their entirety by the terms of the Purchase Agreement and the Investor Rights Agreement which are attached hereto as Exhibits 99.2 and 99.3, respectively.

Except as set forth in this Amendment, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D. The Reporting Persons may evaluate on a continuing basis their investment in the Issuer and expect that they may from time to time acquire or dispose of Common Shares or other securities of the Issuer. The Reporting Persons may purchase or sell Common Shares or exercise the Warrants in the future, either on the open market or in private transactions, in each case, depending on a number of factors, including general market and economic conditions and other available investment opportunities. Depending on market conditions, general economic and industry conditions, the Issuer’s business and financial condition and/or other relevant factors, the Reporting Persons may develop other plans or intentions in the future relating to one or more of the actions described in Item 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Paragraphs (a) through (e) of Item 5 of the Schedule 13D are hereby revised and supplemented with the following:

(a)-(e) In connection with the closing of the transactions contemplated by the Purchase Agreement (which is described in Item 4 above), CBG has direct beneficial ownership of 104,500,000 Common Shares and the right to acquire an additional 139,745,453 Common Shares within 60 days as of the date hereof pursuant to the CBG Warrants. CBG is wholly-owned by Constellation.

The aggregate percentage of Common Shares reported owned by CBG and Constellation is based upon 337,362,196 Common Shares outstanding, which is the total number of Common Shares outstanding as of October 30, 2018, as indicated by the Issuer, plus (i) 139,745,453 Common Shares underlying the CBG Warrants and, (ii) in the case of Constellation, 9,438,451 Common Shares underlying Greenstar Warrants, that are exercisable within 60 days of the date hereof and are treated as issued and outstanding only for the purpose of computing the percentage ownership of the Reporting Persons pursuant to Rule 13d-3(1)(i) under the Exchange Act.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby revised and supplemented as follows:

In connection with the closing of the transactions contemplated by the Purchase Agreement (which is described in Item 4 above), CBG, Greenstar LP and the Issuer entered into the Investor Rights Agreement described in Item 4 on the Closing Date. Other than as described in this Amendment and the Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities, including the Common Shares.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons dated November 2, 2018.

Exhibit 99.2	Subscription Agreement, dated as of August 14, 2018, by and between CBG Holdings LLC and Canopy Growth Corporation (incorporated herein by reference to Exhibit 2.1 to Constellation Brands, Inc.’s Current Report on Form 8-K filed on August 16, 2018).

Exhibit 99.3	Amended and Restated Investor Rights Agreement, dated as of November 1, 2018, by and among Greenstar Canada Investment Limited Partnership, CBG Holdings LLC and Canopy Growth Corporation (filed herewith).

Exhibit 99.4

Indenture, dated as of April 17, 2012, by and among the Company, as Issuer, certain subsidiaries, as Guarantors and Manufacturers and Traders Trust Company, as Trustee (incorporated herein by reference to Exhibit 4.1 to Constellation Brands, Inc.’s Current Report on Form 8-K filed on April 23, 2012).

Exhibit 99.5	Supplemental Indenture No. 21, with respect to Senior Floating Rate Notes due 2021, among Constellation Brands, Inc., as Issuer, certain subsidiaries, as Guarantors, and Manufacturers and Traders Trust Company, as Trustee (incorporated herein by reference to Exhibit 4.1 to Constellation Brands, Inc.’s Current Report on Form 8-K filed October 29, 2018).

Exhibit 99.6	Supplemental Indenture No. 22, with respect to 4.400% Senior Notes due 2025, among Constellation Brands, Inc., as Issuer, certain subsidiaries, as Guarantors, and Manufacturers and Traders Trust Company, as Trustee (incorporated herein by reference to Exhibit 4.2 to Constellation Brands, Inc.’s Current Report on Form 8-K filed October 29, 2018).

Exhibit 99.7	Supplemental Indenture No. 23, with respect to 4.650% Senior Notes due 2028, among Constellation Brands, Inc., as Issuer, certain subsidiaries, as Guarantors, and Manufacturers and Traders Trust Company, as Trustee (incorporated herein by reference to Exhibit 4.3 to Constellation Brands, Inc.’s Current Report on Form 8-K filed October 29, 2018).

Exhibit 99.8	Supplemental Indenture No. 24, with respect to 5.250% Senior Notes due 2048, among Constellation Brands, Inc., as Issuer, certain subsidiaries, as Guarantors, and Manufacturers and Traders Trust Company, as Trustee (incorporated herein by reference to Exhibit 4.4 to the Constellation Brands, Inc.’s Current Report on Form 8-K filed October 29, 2018).

Exhibit 99.9	Term Loan Credit Agreement, dated as of September 14, 2018, by and among Constellation Brands, Inc., Bank of America, N.A., as Administrative Agent, and the Lenders party thereto (incorporated herein by reference to Exhibit 4.2 to Constellation Brands, Inc.’s Current Report on Form 8-K filed September 19, 2018).

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2018	CBG Holdings LLC

	By:	/s/ David Klein
Name: David Klein
Title: President

Greenstar Canada Investment Limited Partnership
	By:	Greenstar Canada Investment Corporation, its general partner

	By:	/s/ Garth Hankinson
Name: Garth Hankinson
Title: Vice President

Greenstar Canada Investment Corporation

	By:	/s/ Garth Hankinson
Name: Garth Hankinson
Title: Vice President

Constellation Brands Canada Holdings ULC

	By:	/s/ Oksana S. Dominach
Name: Oksana S. Dominach
Title: Vice President and Treasurer

Constellation Capital LLC

	By:	/s/ Oksana S. Dominach
Name: Oksana S. Dominach
Title: Vice President and Treasurer

Constellation International Holdings Limited

	By:	/s/ Oksana S. Dominach
Name: Oksana S. Dominach
Title: Vice President and Treasurer

Constellation Brands, Inc.

By:	/s/ James O. Bourdeau
Name: James O. Bourdeau
Title: Executive Vice President, General Counsel and Secretary

Annex A

The following is a list, as of the close of business November 1, 2018, of the executive officers and directors of each of CBG Holdings LLC, Greenstar Canada Investment Corporation, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited and Constellation Brands, Inc. (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly affiliated with Constellation Brands, Inc.) unless otherwise noted.

Executive Officers of CBG Holdings LLC:

Name	Position	Business Address	Citizenship
David Klein	President	207 High Point Drive, Building 100, Victor, New York 14564	US
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Garth Hankinson	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Jeffrey H. LaBarge	Vice President and Assistant Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US
Barbara J. LaVerdi	Secretary and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Thomas M. McCorry	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Janet Stewart	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of CBG Holdings LLC:

Name	Principal Occupation or Employment	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, General Counsel and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
David Klein	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Greenstar Canada Investment Corporation:

Name	Position	Business Address	Citizenship
David Klein	President	207 High Point Drive, Building 100, Victor, New York 14564	US
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Christopher Edwards	Vice President	131 S Dearborn, Chicago, Illinois 60603	US
Garth Hankinson	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Barbara J. LaVerdi	Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US
Janet Stewart	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Greenstar Canada Investment Corporation:

Name	Principal Occupation or Employment	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, General Counsel and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Christopher Edwards	Senior Vice President, Strategy of Constellation Brands, Inc.	131 S. Dearborn, Chicago, Illinois 60603	US
David Klein	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation Brands Canada Holdings ULC:

Name	Position	Business Address	Citizenship
David Klein	President	207 High Point Drive, Building 100, Victor, New York 14564	US
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Barbara J. LaVerdi	Secretary and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Janet Stewart	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation Brands Canada Holdings ULC:

Name	Principal Occupation or Employment	Business Address	Citizenship
Oksana S. Dominach	Senior Vice President and Treasurer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Janet Stewart	Senior Vice President, Tax of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation Capital LLC:

Name	Position	Business Address	Citizenship
David Klein	President	207 High Point Drive, Building 100, Victor, New York 14564	US
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Barbara J. LaVerdi	Secretary and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Janet Stewart	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation Capital LLC:

Name	Principal Occupation or Employment	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, General Counsel and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
David Klein	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation International Holdings Limited:

Name	Position	Business Address	Citizenship
F. Paul Hetterich	President	207 High Point Drive, Building 100, Victor, New York 14564	US
David Klein	Executive Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Christopher Stenzel	Executive Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US and United Kingdom
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Barbara J. LaVerdi	Secretary and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Janet Stewart	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation International Holdings Limited:

Name	Principal Occupation or Employment	Business Address	Citizenship
F. Paul Hetterich	Executive Vice President and President, Beer Division of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
David Klein	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Christopher Stenzel	Executive Vice President and President, Wine & Spirits Division of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US and United Kingdom

Executive Officers of Constellation Brands, Inc.:

Name	Position	Business Address	Citizenship
Robert Sands	Chief Executive Officer	207 High Point Drive, Building 100, Victor, New York 14564	US
Richard Sands	Chairman of the Board	207 High Point Drive, Building 100, Victor, New York 14564	US
William A. Newlands	President and Chief Operating Officer	131 S Dearborn, Chicago, Illinois 60603	US
David Klein	Executive Vice President and Chief Financial Officer	207 High Point Drive, Building 100, Victor, New York 14564	US
James O. Bourdeau	Executive Vice President, General Counsel and Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US
Thomas M. Kane	Executive Vice President and Chief Human Resources Officer	207 High Point Drive, Building 100, Victor, New York 14564	US
James A. Sabia, Jr.	Executive Vice President and Chief Marketing Officer	131 S Dearborn, Chicago, Illinois 60603	US
F. Paul Hetterich	Executive Vice President and President, Beer Division	207 High Point Drive, Building 100, Victor, New York 14564	US
Christopher Stenzel	Executive Vice President and President, Wine & Spirits Division	207 High Point Drive, Building 100, Victor, New York 14564	US and United Kingdom

Directors of Constellation Brands, Inc.:

Name	Principal Occupation or Employment	Business Address	Citizenship
Jennifer M. Daniels	Chief Legal Officer and Secretary of Colgate-Palmolive Company	207 High Point Drive, Building 100, Victor, New York 14564	US
Jerry Fowden	Chief Executive Officer of Cott Corporation	207 High Point Drive, Building 100, Victor, New York 14564	United Kingdom
Barry A. Fromberg	Senior Advisor to CEO of HNI Healthcare	207 High Point Drive, Building 100, Victor, New York 14564	US
Robert L. Hanson	Chief Executive Officer of John Hardy Global Limited	207 High Point Drive, Building 100, Victor, New York 14564	US
Ernesto M. Hernández	President and Managing Director of General Motors de Mexico, S. de R.L. de C.V.	207 High Point Drive, Building 100, Victor, New York 14564	Mexico
Susan Somersille Johnson	Executive Vice President and Chief Marketing Officer of SunTrust Banks, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
James A. Locke III	Senior Counsel to the law firm of Nixon Peabody LLP	207 High Point Drive, Building 100, Victor, New York 14564	US
Daniel J. McCarthy	President and Chief Executive Officer of Frontier Communications Corporation	207 High Point Drive, Building 100, Victor, New York 14564	US
Richard Sands	Chairman of the Board of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Robert Sands	Chief Executive Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Judy A. Schmeling	Former Chief Operating Officer of HSN, Inc., and former President of HSN’s Cornerstone Brands	207 High Point Drive, Building 100, Victor, New York 14564	US
Keith E. Wandell	Retired Chairman of the Board, President and Chief Executive Officer of Harley-Davidson, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US